UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:

Commission File Number:

ELK VALLEY RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable)

Canada

(Province or other jurisdiction of incorporation or organization)

1221	Not applicable
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 3300 – 550 Burrard Street

Vancouver, British Columbia, V6C 0B3

Canada

(604) 699-4000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty Street, New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

copies to:

Amanda R. Robinson Elk Valley Resources Ltd. Suite 3300 – 550 Burrard Street Vancouver, British Columbia, V6C 0B3 Canada (604) 699-4000	Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares (including common share purchase rights)	ELK	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes  ☐            No  ☑

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

99.1	Notice of Meeting and Management Proxy Circular (the “Information Circular”), dated March 23, 2023, containing the audited Combined Carve-Out Financial Statements of the Steelmaking Coal Operations of Teck Resources Limited for the year ended December 31, 2022 and management’s discussion and analysis thereon and a description of the Registrant’s common shares (incorporated by reference to Exhibit 99.1 to the Form 6-K of Teck Resources Limited filed with the Securities and Exchange Commission on April 3, 2023) (File No. 1-13184).

99.2	Annual Information Form of Teck Resources Limited for the year ended December 31, 2022 (incorporated by reference to Exhibit 99.1 to the Form 40-F of Teck Resources Limited filed with the Securities and Exchange Commission on February 21, 2023 (Commission File No. 001-13184, the “Form 40-F”)).

99.3	Management’s Discussion and Analysis of Teck Resources Limited for the year ended December 31, 2022, dated February 21, 2023 (incorporated by reference to Exhibit 99.3 of the Form 40-F).

99.4	Audited Consolidated Financial Statements, and the related notes thereto, of Teck Resources Limited for the years ended December 31, 2022 and 2021, and the auditors’ report thereon (incorporated by reference to Exhibit 99.2 of the Form 40-F).

99.5	Consent of PricewaterhouseCoopers LLP.

99.6	Consent of Rodrigo Marinho, P. Geo.

99.7	Consent of Fernando Angeles Beron, P. Eng.

99.8	Consent of Lucio Canchis, SME Registered Member.

99.9	Consent of Jo-Anna Singleton, P. Geo.

99.10	Consent of Carlos Aguirre, FAusIMM

99.11	Consent of Hernando Valdivia, FAusIMM

99.12	Consent of Cameron Feltin, P.Eng.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be disclosed in this Registration Statement on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement on Form 40-F.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 3, 2023	ELK VALLEY RESOURCES LTD.

	By:	/s/ Amanda Robinson
Name: Amanda Robinson
Title: Corporate Secretary